Exhibit 99.1
Investor Services
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M53 2Y1
Telephone 416-981-9500 Canada

Facsimile 416-981-9800 Australia
www.computershare.com Channel Islands
Hong Kong
November 8, 2002		Ireland
To:	Alberta Securities Commission	New Zealand
	British Columbia Securities Commission	Philippines
	Manitoba Securities Commission	South Africa
	Securities Commission of Newfoundland	United Kingdom
	Nova Scotia Securities Commission	USA
Office of the Administrator , New Brunswick
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Registrar of Securities , Prince Edward Island
The Montreal Exchange
Securities Registry , Government of the Northwest Territories
Registrar of Securities , Government of the Yukon Territories
The New York Stock Exchange

Dear Sirs:

Subject: Goldcorp Inc.

We confirm that the following English material was sent by pre-paid mail on November 7, 2002 to the registered shareholders of Common Shares of the Subject Corporation :

1.	Third Quarter Results , Nine Months Ended September 30, 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation’s Supplemental Mailing List in Compliance with Current Securities Legislation Requirements regarding shareholder communications .

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
Computershare Trust Company of Canada

Signed:

( Carol Allen )

Assistant Account Manager
Stock Transfer Services
Tel(416) 263-9688 (416) 981-9800 Fax